As filed with the U.S. Securities and Exchange Commission on May 25, 2018

Registration No. 333-224582

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Post-Effective Amendment No. 1

to

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Iterum Therapeutics plc

(Exact Name of Registrant as Specified in Its Charter)

Ireland	2834	98-1283148
(State or other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

Block 2 Floor 3, Harcourt Centre,

Harcourt Street,

Dublin 2,

Ireland

+353 1 903 8920

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Corey Fishman

President and Chief Executive Officer

200 South Wacker Dr., Suite 650

Chicago, IL 60606

(312) 778-6070

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

Copies to:

Charles S. Kim Alan D. Hambelton Cooley LLP 4401 Eastgate Mall San Diego, CA 92121 (858) 550-6049	Sophia Hudson Richard D. Truesdell, Jr. Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017 (212) 450-4000

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☒ File No. 333-224582

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒ (Do not check if a smaller reporting company)	Smaller reporting company	☐
		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided to Section 7(a)(2)(B) of the Securities Act.  ☒

This registration statement shall become effective upon filing in accordance with Rule 462(d) under the Securities Act of 1933.

EXPLANATORY NOTE

This Post-Effective Amendment No. 1 to the Registration Statement on Form S-1 (File No. 333-224582) is filed pursuant to Rule 462(d) solely to add an updated Exhibit 5.1 with respect to such Registration Statement.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 16. Exhibits and Financial Statement Schedules.

(a) Exhibits.

Exhibit Index

Exhibit No.	Description of Document
1.1#	Form of Underwriting Agreement.

3.1#	Constitution, as currently in effect.

3.2#	Form of Constitution (including the Articles of Association), to be effective upon the closing of this offering.

4.1#	Form of Ordinary Share Certificate of Registrant.

5.1	Opinion of A&L Goodbody.

10.1†#	License Agreement by and among Registrant, Iterum Therapeutics International Limited and Pfizer Inc. dated as of November 18, 2015.

10.2#	Amended and Restated Investor Rights Agreement by and between Registrant and certain of its shareholders dated May 18, 2017.

10.3+#	2015 Equity Incentive Plan.

10.4+#	Forms of U.S. Stock Option Agreement, Stock Option Grant Notice and Notice of Exercise under the 2015 Equity Incentive Plan.

10.5+#	Forms of Irish Stock Option Agreement, Stock Option Grant Notice and Notice of Exercise under the 2015 Equity Incentive Plan.

10.6+#	2018 Equity Incentive Plan.

10.7+#	Forms of U.S. Stock Option Terms and Conditions and Stock Option Grant Notice under the 2018 Equity Incentive Plan.

10.8+#	Forms of International Stock Option Terms and Conditions and Stock Option Grant Notice under the 2018 Equity Incentive Plan.

10.9+#	Form of Restricted Share Unit Award Agreement under the 2018 Equity Incentive Plan.

10.10#	Form of Indemnity Agreement by and between the Registrant and its directors and officers.

10.11#	Form of Indemnity Agreement by and between Iterum Therapeutics US Limited and its directors and officers.

10.12+#	Employment Terms by and between Iterum Therapeutics US Limited and Corey N. Fishman dated November 18, 2015.

10.13+#	Amendment to Employment Agreement by and between Iterum Therapeutics US Limited and Corey N. Fishman dated May 2, 2018.

10.14+#	Employment Terms by and between Iterum Therapeutics US Limited and Michael W. Dunne dated November 18, 2015.

10.15+#	Employment Terms by and between Iterum Therapeutics US Limited and Judith M. Matthews dated November 18, 2015.

Exhibit No.	Description of Document

10.16+#	Amendment to Employment Agreement by and between Iterum Therapeutics US Limited and Judith M. Matthews dated May 2, 2018.

10.17+#	Employment Terms by and between Iterum Therapeutics US Limited and Jeffrey Schaffnit dated February 9, 2018.

10.18+#	Non-Employee Director Compensation Policy.

10.19#	Loan and Security Agreement by and among Silicon Valley Bank, Iterum Therapeutics International Limited, Iterum Therapeutics US Holding Limited, and Iterum Therapeutics US Limited, dated April 27, 2018.

10.20#	Intellectual Property Security Agreement by and among Silicon Valley Bank, the Registrant, Iterum Therapeutics International Limited, Iterum Therapeutics US Holding Limited, and Iterum Therapeutics US Limited, dated April 27, 2018.

10.21#	Warrant to Subscribe for Shares, issued to Silicon Valley Bank, dated April 27, 2018.

10.22#	Warrant to Subscribe for Shares, issued to Life Sciences Fund II LLC, dated April 27, 2018.

10.23#	Additional Form of Warrant to Subscribe for Ordinary Shares as may be issued to Silicon Valley Bank pursuant to the Loan and Security Agreement.

10.24#	Additional Form of Warrant to Subscribe for Ordinary Shares as may be issued to Life Sciences Fund II LLC pursuant to the Loan and Security Agreement.

21.1#	Subsidiaries of the Registrant.

23.1#	Consent of KPMG, Independent Registered Public Accounting Firm.

23.2	Consent of A&L Goodbody (reference is made to Exhibit 5.1).

24.1#	Power of Attorney (reference is made to the signature page hereto).

+	Indicates management contract or compensatory plan.
†	Confidential treatment has been requested for certain provisions omitted from this Exhibit pursuant to Rule 406 promulgated under the Securities Act. The omitted information has been filed separately with the Securities and Exchange Commission.
#	Previously filed.

(b) Financial Statement Schedules.

No financial statement schedules are provided because the information called for is not required or is shown either in the financial statements or the notes thereto.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Post-Effective Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Chicago, State of Illinois, on the 25th day of May, 2018.

ITERUM THERAPEUTICS PLC

/s/ Corey N. Fishman Corey N. Fishman
President and Chief Executive Officer

Pursuant to the requirements of the Securities Act, this Post-Effective Amendment No. 1 to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

SIGNATURE	TITLE	DATE

/s/ Corey N. Fishman Corey N. Fishman	President and Chief Executive Officer (Principal Executive Officer)	May 25, 2018

/s/ Judith M. Matthews Judith M. Matthews	Chief Financial Officer (Principal Financial and Accounting Officer)	May 25, 2018

* Paul R. Edick	Chairman of the Board of Directors	May 25, 2018

* Brenton K. Ahrens	Director	May 25, 2018

* Mark Chin	Director	May 25, 2018

* James I. Healy, M.D., Ph.D.	Director	May 25, 2018

* Patrick J. Heron	Director	May 254, 2018

* Ronald M. Hunt	Director	May 25, 2018

* David G. Kelly	Director	May 25, 2018

* Shahzad Malik, M.D.	Director	May 25, 2018

SIGNATURE	TITLE	DATE

* Robert Hopfner, Ph.D.	Director	May 25, 2018

* By:	/s/ Corey N. Fishman
Corey N. Fishman Attorney-in-fact

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